SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Company has been executing share repurchases in accordance with our Share Buy-Back Program (the “Program”) announcement made on April 4, 2013. The share repurchases started on May 20, 2013 and are expected to continue until the Program has reached fruition (€385 million in shares repurchased, approximately $500 million), which is expected to be in the third quarter of 2013.

The Company posts the number of shares acquired and their corresponding cost on its website (http://www.fmc-ag.com/4884.htm) every Monday for the purchases made in the preceding week.  Such postings will continue until the Program is complete.  In addition to the Company’s weekly website postings, information regarding these repurchases will also be included in the Company’s quarterly 6-K submissions to the SEC, commencing with the report for the quarter ending June 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 27, 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

By:	/s/ RICE POWELL

Name:	Rice Powell

Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:	/s/ MICHAEL BROSNAN

Name:	Michael Brosnan

Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner